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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  _____________


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. ________)*




                       Mexico Equity and Income Fund, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    592834105
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                                 (CUSIP Number)


                                  June 30, 2006
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             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |X|  Rule 13d-1(b)
          |_|  Rule 13d-1(c)
          |_|  Rule 13d-1(d)

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 592834105                    13G                           PAGE 2 of 8
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1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          CITY OF LONDON INVESTMENT GROUP PLC, A COMPANY INCORPORATED UNDER THE LAWS OF ENGLAND AND WALES
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [_]
                                                                        (b)  [_]

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


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4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          GREAT BRITAIN
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     NUMBER OF         5.      SOLE VOTING POWER   503,500

      SHARES           ------- -------------------------------------------------
                       6.      SHARED VOTING POWER   0
   BENEFICIALLY
                       ------- -------------------------------------------------
     OWNED BY          7.      SOLE DISPOSITIVE POWER   503,500

  EACH REPORTING       ------- -------------------------------------------------
                       8.      SHARED DISPOSITIVE POWER  0
   PERSON WITH
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9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          503,500
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10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [_]
          CERTAIN SHARES

--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.63%
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12.       TYPE OF REPORTING PERSON

          HC
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                               (Page 2 of 8 Pages)

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CUSIP NO. 592834105                    13G                           PAGE 3 of 8
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1.        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED, A COMPANY INCORPORATED UNDER THE LAWS OF ENGLAND AND WALES
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [_]
                                                                        (b)  [_]

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          GREAT BRITAIN
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     NUMBER OF         5.      SOLE VOTING POWER   503,500

      SHARES           ------- -------------------------------------------------
                       6.      SHARED VOTING POWER   0
   BENEFICIALLY
                       ------- -------------------------------------------------
     OWNED BY          7.      SOLE DISPOSITIVE POWER   503,500

  EACH REPORTING       ------- -------------------------------------------------
                       8.      SHARED DISPOSITIVE POWER  0
   PERSON WITH
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          503,500
--------- ----------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  [_]
          CERTAIN SHARES

--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          11.63%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

          IA
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                               (Page 3 of 8 Pages)

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CUSIP NO. 592834105                    13G                           PAGE 4 of 8
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ITEM 1(A).     NAME OF ISSUER:

               Mexico Equity and Income Fund, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The principal executive offices of the Fund are located at The Mexico Equity and Income Fund, 615 E. Michigan Street, Milwaukee, WI 53202, USA.

ITEM 2(A).     NAME OF PERSON FILING:

               This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

               The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.

               CLIM is an emerging markets fund manager which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GEM"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund ("Free"), a private investment fund organized as a Delaware business trust, Natural Resource Fund
               (NAT), a private investment fund organized as a Delaware business trust, Global Equity CEF Fund (GEF), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (FRONT), a private investment fund organized as a Delaware business trust, the Global Emerging Markets Equity Yield Fund (YIELD), a private investment fund organized as a Delaware business trust, GFM (Institutional) Emerging Markets Country Fund ("GFM"), an open-ended fund organized under the laws of the Province of Ontario, Tradex Global Equity Fund ("Tradex"), an Ontario mutual fund, and eleven segregated accounts.

               EWF, GEM, IEM, Free, NAT, GEF, FRONT, YIELD, GFM, Tradex, and the segregated accounts are referred to herein as the "City of London Funds."

               The Shares to which this Schedule 13G relates are owned directly by the City of London Funds and the segregated accounts.

                               (Page 4 of 8 Pages)

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CUSIP NO. 592834105                    13G                           PAGE 5 of 8
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ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Address for CLIG and CLIM:

               10 Eastcheap
               London EC3M 1LX
               England

ITEM 2(C).     CITIZENSHIP:

               CLIG - Great Britain

               CLIM - Great Britain

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.001 per share

ITEM 2(E).     CUSIP NUMBER:

               592834105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

               (a)  |_| Broker or dealer registered under Section 15 of the Act
                        (15 U.S.C. 78o).

               (b)  |_| Bank as defined in Section 3(a)(6) of the Act
                        (15 U.S.C. 78c).

               (c)  |_| Insurance company as defined in Section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

               (d)  |_| Investment company registered under Section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  |X| An investment adviser in accordance with Rule 13d-1(b)
                        (1)(ii)(E) (for CLIM);

               (f)  |_| An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

               (g)  |X| A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G) (for CLIG);

                               (Page 5 of 8 Pages)

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CUSIP NO. 592834105                    13G                           PAGE 6 of 8
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               (h)  |_| A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i)  |_| A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

               (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.        OWNERSHIP.

               For CLIG and CLIM:

               (a) Amount beneficially owned:

                   503,500

               (b) Percent of class:

                   11.63%

               (c) Number of shares as to which such person has:

                   (i)   Sole power to vote or to direct the vote: 503,500

                   (ii)  Shared power to vote or to direct the vote: 0

                   (iii) Sole power to dispose or to direct the disposition
                         of: 503,500

                   (iv) Shared power to dispose or to direct the disposition
                        of: 0

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               CLIG, as the parent holding company of CLIM, and CLIM, as investment advisers to the Funds, have the power to direct the dividends from, or the proceeds of the sale of the shares owned by the Funds. Each of the Funds owns less than 5% of the shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               CLIG is the parent holding company of CLIM. See also Item 3.

                               (Page 6 of 8 Pages)

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CUSIP NO. 592834105                    13G                           PAGE 7 of 8
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ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
































                               (Page 7 of 8 Pages)

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CUSIP NO. 592834105                    13G                           PAGE 8 of 8
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         The reporting persons agree that this statement is filed on behalf of each of them.



Dated:   July 10th, 2006



                                            CITY OF LONDON INVESTMENT GROUP PLC


                                            By: /s/ Barry M. Olliff
                                                --------------------------------
                                                Name:  Barry M. Olliff
                                                Title: Director




                                            CITY OF LONDON INVESTMENT MANAGEMENT
                                            COMPANY LIMITED


                                            By: /s/ Barry M. Olliff
                                                --------------------------------
                                                Name:  Barry M. Olliff
                                                Title: Director







                               (Page 8 of 8 Pages)